UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 2 May 2016

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

429 M

Board of Directors

Mr John O’Connor

Chairman

Non-Executive Director

Mr Bryce Carmine

Deputy Chairman

Non-Executive Director

Dr James Garner

Chief Executive Officer

Managing Director

Mr Ian Phillips MNZM

Non-Executive Director

Mr Iain Ross

Non-Executive Director

Mr Steven Coffey

Non-Executive Director

Prof Peter Gunning

Non-Executive Director

ASX RELEASE

2 May 2016

NOVOGEN PROVIDES UPDATE ON DEVELOPMENT OF CANTRIXIL

Sydney, 2 May 2016 – US-Australian drug discovery company, Novogen Limited (ASX:NRT; NASDAQ:NVGN) today provided an update on progress regarding the development of Cantrixil (TRXE-002-1), its lead superbenzopyran (SBP) molecule, which is intended for the treatment of ovarian cancer.

Cantrixil remains on track to commence clinical trials in the second half of 2016, as the Company has previously indicated. The proposed design of the phase I study has been amended in light of emerging data to focus more specifically on patients with ovarian cancer in order to better understand its effects in the target population, and it is no longer anticipated to be restricted to patients with malignant ascites. It is envisaged that the study will be conducted at centres in Australia and the United States, and discussions are ongoing with potential clinical investigators in both countries.

Given the international scope of the study, Quintiles (NYSE: Q), a global clinical research organisation (CRO), has been engaged to support execution of the study. Novogen plans to submit an Investigational New Drug (IND) application to the United States Food and Drug Administration (FDA) in August 2016, and expects to achieve First Patient In (FPI) to the study in the fourth quarter of 2016.

In preparation for transition of Cantrixil into the clinic, Novogen has concluded funding to the CanTx joint venture with Yale University, and the CanTx entity will be wound-up in an appropriate manner. All intellectual property licensed from Novogen to CanTx will be returned to Novogen, in accordance with the terms of the agreement between the two companies.

CanTx was formed in November 2013 as a joint venture between Novogen, Yale University, and certain of its faculty, with Novogen owning 85% of the company. The primary purpose of the joint venture was to facilitate the application of Yale’s experimental models and preclinical test systems to Novogen’s molecules. Novogen licensed components of its intellectual property to CanTx for investigation in the laboratories of Professor Gil Mor, and this work has provided useful data to guide further development of Cantrixil, Novogen’s lead superbenzopyran molecule, in the field of ovarian cancer.

A scientific review by Novogen’s Board in August 2015 resolved to advance Cantrixil into clinical development in this indication, and the Company’s R&D team have since been focused on designing and implementing an appropriate first-in-human study.

Dr James Garner, CEO of Novogen, said “CanTx has been a helpful vehicle for performing some of the supportive experiments that have informed our development of Cantrixil. As we move into clinical trials, a simpler arrangement will be advantageous and we will be returning the licensed intellectual property to Novogen’s stewardship. We believe this represents the most appropriate use of shareholder funds, and the most effective way to move Cantrixil forward.”

As part of the wind-up process, Novogen may be required to recognise an impairment to certain inter-company loans between Novogen and CanTx, and these impairments will be appropriately reported once they have been fully determined.

Dr Garner added, “we believe there is a strong basis to move Cantrixil into the clinic and the team has been working assiduously for some months on the necessary preparations. We have completed most of the IND-enabling work, and are finalising protocol design in collaboration with external advisors and potential investigators, while also completing manufacture of the investigational product. Our goal is to offer a meaningful new treatment option for patients with ovarian cancer, and we plan to give Cantrixil the best opportunity possible to demonstrate its potential in a clinical setting.”

[ENDS]

About the Cantrixil (TRXE-002-1) drug candidate

Cantrixil is a cyclodextrin-based formulation of the active ingredient, TRXE-002-1, which has shown in vitro and in vivo anti-cancer activity in a range of tumor types. The Company anticipates that, if approved, the drug product would be used as an intra-peritoneal chemotherapy, either alone or in combination with other agents, and in one or more cancers of the abdominal cavity (eg ovarian, uterine, colorectal and gastric carcinomas). A first-in-human clinical study is planned to commence in the second half of 2016.

About Novogen Limited

Novogen is an oncology-focused, Australian-US drug development company, traded on both the Australian Securities Exchange (NRT) and on NASDAQ (NVGN). Novogen has two proprietary drug discovery platforms, the superbenzopyrans (SBPs) and the anti-tropomyosins (ATMs), which have provided first-in-class agents with potential application across a range of oncology indications. The Company has three lead molecules Cantrixil, Anisina, and Trilexium, which are in advanced preclinical development for various cancer types, with the most advanced molecule, Cantrixil, slated to enter clinical trials in the second half of 2016. For more information, please visit www.novogen.com.

Media Enquiries

Kym Robins

Marketing and Communications Director, Novogen Group

E: kym.robins@novogen.com / +61 (0) 2 9472 4109

Forward Looking Statement

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “appear,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “should,” “would,” “may,” “target,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to Cantrixil, Anisina, Trilexium, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, Cantrixil, Anisina, Trilexium, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, Cantrixil, Anisina, Trilexium, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company’s intellectual property or trade secrets, including, but not limited to, the intellectual property relating to Cantrixil, Anisina, Trilexium, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.